Exhibit 99(d) Energy Future Intermediate Holding Company LLC Consolidated Adjusted EBITDA Reconciliation (millions of dollars)

	Year Ended December 31,
	2012	2011
Net income	$315	$417
Income tax expense	27	73
Interest expense and related charges	526	348
EBITDA	$868	$838
Oncor Holdings distributions of earnings	147	116
Interest income	(598)	(552)
Equity in earnings of unconsolidated subsidiary (net of tax)	(270)	(286)
Adjusted EBITDA per Incurrence Covenant	$147	$116
Add Oncor Adjusted EBITDA (reduced by Oncor Holdings distributions)	1,600	1,523
Adjusted EBITDA per Restricted Payments Covenant	$1,747	$1,639